Exhibit 99.1

58.com Reports First Quarter 2016 Unaudited Financial Results

BEIJING, June 2, 2016 --58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online market place serving local merchants and consumers, today reported its unaudited financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Financial Highlights

•	Total revenues were US$231.3 million, a 165.6% increase from the same quarter last year; exceeding guidance of US$215 million to US$223 million.

•	Gross margin was 89.5%, compared with 93.1% during the same quarter of 2015.

•	Loss from operations was US$51.1 million, compared with loss from operations of US$57.8 million in the same quarter of 2015.

•	Non-GAAP loss from operations[1] was US$32.8 million, compared with non-GAAP loss from operations of US$53.1 million in the same quarter of 2015.

•	Net loss attributable to 58.com Inc. was US$82.2 million, compared with net loss attributable to 58.com Inc. of US$52.4 million in the same quarter of 2015.

•	Non-GAAP net loss attributable to 58.com Inc.[2] was US$50.9 million, compared with non-GAAP net loss attributable to 58.com Inc. of US$47.8 million in the same quarter of 2015.

•	Basic and diluted losses per ADS attributable to ordinary shareholders were US$0.58. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted losses per ADS[3] attributable to ordinary shareholders were US$0.36.

Management Comments

“We are pleased to report strong first quarter 2016 results,” commented Michael Yao, Chairman and Chief Executive Officer of 58.com. “The integration with Ganji is progressing smoothly and we are working to realize more synergies. We saw encouraging traffic and revenue growth following the Chinese New Year holiday. Despite the slowdown in China’s economy, we believe there is still a lot of room to convert merchants and users of local services from offline to online, especially with the help of mobile technology. We are particularly excited about our growth prospects as we continue to strengthen our online platforms.”

1 Non-GAAP income/(loss) from operations is defined as income/(loss) from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from business acquisitions and (iii) compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home.

2 Non-GAAP net income/(loss) attributable to 58.com Inc. is defined as net income/(loss) attributable to 58.com Inc. excluding (i) share-based compensation expenses of the group, net of the amount allocated to noncontrolling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) share-based compensation expenses included in the equity pick-up of net loss of 58 Home, (iv) gain on deconsolidation and disposal of businesses, net of income tax expense, (v) compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home and (vi) loss on conversion of Guazi Convertible Note.

3 Non-GAAP basic and diluted earnings/(losses) per ADS is defined as non-GAAP net income/(loss) attributable to 58.com Inc. divided by weighted average number of basic and diluted ADS.

Mr. Hao Zhou, Chief Financial Officer of 58.com added, “Our topline was seasonally impacted by Chinese New Years; a period in which we also typically spend heavily on advertising as people return from the holidays and refocus on their business. However, compared with the first quarter of 2015, revenues and subscription-based paying membership accounts continued to grow rapidly, operating and net margins improved and operating cash flow turned positive.”

Frist Quarter 2016 Financial Results

58.com’s financial results for the first quarter of 2016 include the results from Anjuke and Ganji, which the Company started to consolidate in March and August 2015, respectively.

Revenues

Total revenues were US$231.3 million, representing an increase of 165.6% from US$87.1 million in the same quarter of 2015. The increase in total revenues was primarily driven by the addition of revenues from Ganji and Anjuke which the Company started to consolidate in March and August 2015, respectively, as well as the organic growth of the 58.com platform.

Membership revenues were US$92.3 million, an increase of 119.3% from US$42.1 million in the same quarter of 2015. The increase in membership revenues was primarily driven by an increase in the number of paying membership accounts. The number of paying membership accounts on the 58.com platform during the first quarter of 2016 was approximately 1,034,000, an increase of 54.6% from 669,000 in the same quarter of 2015. In addition, Ganji and Anjuke together had approximately 784,000 paying membership accounts in the first quarter of 2016. Paying membership accounts refer to the merchants who have purchased the Company’s subscription-based membership services and whose membership subscriptions are active at any point during a given period. It is important to note that some paying members purchase membership services from more than one 58.com platform, which contributes separately to the revenues of these platforms.

Online marketing services revenues were US$129.7 million, an increase of 192.8% from US$44.3 million in the same quarter of 2015. The increase was primarily driven by increased revenues from Ganji and Anjuke, as well as organic growth of the 58.com platform. Online marketing services revenues generated from the 58.com platform continued to grow and were primarily driven by the effectiveness of real time bidding services and increased traffic.

Cost of Revenues

Cost of revenues was US$24.4 million, an increase of 307.2% from US$6.0 million during the same quarter of 2015. The increase was primarily driven by increased costs associated with the addition of Ganji and Anjuke, which we started to consolidate in March and August 2015, respectively, as well as the organic growth of 58.com platform. The year-over-year increase in the 58.com platform’s cost of revenues was primarily driven by increased Traffic Acquisition Costs (“TAC”) paid to the 58.com platform’s advertising union partners as well as other types of website maintenance-related costs such as Short Message Service (“SMS”) costs, bandwidth fees and depreciation expenses.

Gross Profit and Gross Margin

Gross profit was US$206.9 million, an increase of 155.1% from US$81.1 million during the same quarter of 2015.

Gross margin was 89.5%, compared with 93.1% during the same quarter of 2015. The decrease in gross margin was primarily driven by the increase in TAC paid to 58.com’s advertising union partners.

Operating Expenses

Operating expenses were US$258.0 million, representing an increase of 85.7% from US$138.9 million in the same quarter of 2015. The increase was primarily a result of increased operating expenses associated with the consolidation of Ganji’s and Anjuke’s financials. Operating expenses associated with 58.com’s core classified business also grew rapidly to support increased traffic and revenues. Operating expenses no longer include expenses from the 58 Home or Guazi businesses, which were deconsolidated in November and December 2015, respectively.

Sales and marketing expenses in the first quarter of 2016 were US$201.8 million, an increase of 76.8% from US$114.2 million during the same quarter in 2015.

Within sales and marketing expenses, advertising expenses accounted for US$104.8 million and US$61.9 million during the first quarter of 2016 and 2015, respectively. The increase primarily resulted from the consolidation of Ganji’s and Anjuke’s financials.

Other sales and marketing expenses in the first quarter of 2016 were US$97.0 million, an increase of 85.5% from US$52.3 million during the same period last year. Other sales and marketing expenses mainly include compensation, benefits and commissions of sales, customer services and marketing teams as well as office overhead associated with these teams. The increase was driven by the consolidation of Ganji’s and Anjuke’s financials and the organic growth in 58.com’s businesses.

Research and development expenses during the first quarter of 2016 were US$35.5 million, an increase of 119.3% year-over-year from US$16.2 million in the same quarter of 2015. The increase was driven by an increase in research and development expenses associated with the 58.com platform, as well as those from the Ganji and Anjuke platforms. The increase associated with the 58.com platform was primarily due to increased costs associated with the hiring of additional research and development personnel for the development of new features and services.

General and administrative expenses in the first quarter of 2016 were US$20.7 million, an increase from US$8.6 million in the same quarter of 2015. The increase was driven by the consolidation of Ganji’s and Anjuke’s financials, increased share-based compensation expenses and the increase in the number of support staff hired to support the expansion of the Company’s sales team.

Loss from Operations

Loss from operations was US$51.1 million in the first quarter of 2016, compared with loss from operations of US$57.8 million in the same quarter of 2015. Operating margin, defined as income/(loss) from operations divided by total revenues, was negative 22.1% in the first quarter of 2016, compared with negative 66.4% in the same quarter of 2015.

Non-GAAP loss from operations1 was US$32.8 million in the first quarter of 2016, compared with non-GAAP loss from operations of US$53.1 million in the same quarter of 2015. Non-GAAP operating margin, defined as non-GAAP income/(loss) from operations divided by total revenues, was negative 14.2% in the first quarter of 2016, compared with non-GAAP operating margin of negative 61.0% in the same quarter of 2015.

Other Income/(Expenses)

Other expenses in the first quarter of 2016 were US$33.2 million, compared with other income of US$4.5 million in the same quarter of 2015. Other expenses in the first quarter of 2016 mainly included a US$21.1 million pick-up of the net loss attributable to 58 Home’s ordinary shareholders that was calculated based on the Company’s common shareholding of 87.9% in 58 Home and a one-time US$12.9 million loss on the Company’s conversion of Guazi Convertible Notes into Guazi Series B-1 preference shares when Guazi completed its Series B financing in March 2016. The loss was a result of different liquidation preferences and participating rights among the sub classes of Guazi Series B preference shares, although the conversion price was the same as the issuance price paid by other Series B preference shares investors of Guazi. Upon the closing of Guazi Series B financing, the fair value of Guazi Series A preference shares increased but the increase in fair value was not reflected in the Company’s financial statements because the investment in Guazi Series A preference shares was accounted for using the cost method.

Net Income/(Loss) attributable to 58.com Inc.

Net loss attributable to 58.com Inc. was US$82.2 million in the first quarter of 2016, compared with net loss attributable to 58.com Inc. of US$52.4 million in the same quarter of 2015. Net margin, defined as net income/(loss) attributable to 58.com Inc. divided by total revenues, was negative 35.5% in the first quarter of 2016, compared with net margin of negative 60.1% in the same quarter of 2015.

Non-GAAP net loss attributable to 58.com Inc.2 was US$50.9 million in the first quarter of 2016, compared with non-GAAP net loss attributable to 58.com Inc. of US$47.8 million in the same quarter of 2015. Non-GAAP net margin, defined as non-GAAP income/(loss) attributable to 58.com Inc. divided by total revenues, was negative 22.0% in the first quarter of 2016, compared with non-GAAP net margin of negative 54.9% in the same quarter of 2015.

Basic and Diluted Earnings/(Losses) per ADS

Basic and diluted losses per ADS attributable to ordinary shareholders in the first quarter of 2016 were US$0.58, compared with basic and diluted losses per ADS attributable to ordinary shareholders of US$0.59 during the same quarter of 2015.

Non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders3 in the first quarter of 2016 were US$0.36, compared with basic and diluted losses per ADS attributable to ordinary shareholders of US$0.54 during the same quarter of 2015.

Cash, Cash Equivalents and Short-term Investments

As of March 31, 2016, the Company had cash and cash equivalents and short-term investments of US$513.4 million.

Cash Flow

Net cash provided by operating activities was US$22.7 million in the first quarter of 2016, compared with net cash used in operating activities of US$1.8 million in the same quarter of 2015.

Shares Outstanding

As of March 31, 2016, the Company had a total of 283,264,713 ordinary shares (including 227,484,453 Class A and 55,780,260 Class B ordinary shares) issued and outstanding. One ADS is equal to two ordinary shares.

Business Outlook

Based on the Company’s current operations, total revenues for the second quarter of 2016 are expected to be between RMB1,930 million and RMB1,980 million, or US$296 million and US$303 million assuming an exchange rate of RMB6.53 to US$1.00, the average exchange rate in May 2016. This represents a year-over-year increase of 98% to 103% in RMB. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc., non-GAAP net margin and non-GAAP basic and diluted earnings/(losses) per share and per ADS by excluding (i) share-based compensation expenses of the group, net of the amount allocated to noncontrolling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) share-based compensation expenses included in the equity pick-up of net loss of 58 Home, (iv) gain on deconsolidation and disposal of businesses, net of income tax expense, (v) compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home and (vi) loss on conversion of Guazi Convertible Note. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and their impact on share-based compensation attributable to noncontrolling interests have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its (i) share-based compensation expenses of the group, net of the amount allocated to noncontrolling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) share-based compensation expenses included in the equity pick-up of net loss of 58 Home, (iv) gain on deconsolidation and disposal of businesses, net of income tax expense, (v) compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home and (vi) loss on conversion of Guazi Convertible Note, all of which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on Thursday, June 2, 2016 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, June 9, 2016. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10087057

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2015	March 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	483,305	396,474
Restricted cash	4,841	800
Short-term investments	41,218	116,914
Accounts receivable, net	54,031	59,358
Prepayments and other current assets	76,878	76,956
Total current assets	660,273	650,502
Non-current assets:
Property and equipment, net	123,093	127,011
Intangible assets, net	271,457	263,976
Land use rights, net	592	592
Goodwill	2,461,193	2,473,534
Long-term investments	391,261	417,260
Long-term prepayments and other non-current assets	159,324	114,318
Total non-current assets	3,406,920	3,396,691
Total assets	4,067,193	4,047,193
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Short-term loan	275,000	280,018
Accounts payable	101,635	140,687
Deferred revenues	207,059	228,657
Customer advances and deposits	151,138	159,624
Taxes payable	10,216	8,834
Salary and welfare payable	79,115	66,276
Accrued expenses and other current liabilities	335,901	324,411
Total current liabilities	1,160,064	1,208,507
Non-current liabilities:
Deferred tax liabilities	66,238	64,390
Other non-current liabilities	3,992	464
Total non-current liabilities	70,230	64,854
Total liabilities	1,230,294	1,273,361
Mezzanine equity:
Mezzanine classified noncontrolling interests	15,038	15,572
Total mezzanine equity	15,038	15,572
Shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 219,413,764 Class A and 63,654,913 Class B shares issued and outstanding as of December 31, 2015 and 227,484,453 Class A and 55,780,260 Class B shares issued and outstanding as of March 31, 2016, respectively)	3	3
Additional paid-in capital	3,353,411	3,362,891
Accumulated deficit	(365,811)	(447,462)
Accumulated other comprehensive loss	(172,828)	(163,977)
Total shareholders’ equity	2,814,775	2,751,455
Noncontrolling interests	7,086	6,805
Total equity	2,821,861	2,758,260
Total liabilities, mezzanine equity and equity	4,067,193	4,047,193

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATION

(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2015	December 31, 2015	March 31, 2016

Revenues:
Membership	42,109	100,901	92,338
Online marketing services	44,312	135,927	129,725
E-commerce services	269	11,510	5,636
Other services	391	6,942	3,577
Total revenues	87,081	255,280	231,276
Cost of revenues(1)	(5,985)	(20,711)	(24,372)
Gross profit	81,096	234,569	206,904
Operating expenses(1):
Sales and marketing expenses	(114,165)	(229,904)	(201,809)
Research and development expenses	(16,206)	(41,844)	(35,542)
General and administrative expenses	(8,560)	(35,774)	(20,659)
Total operating expenses	(138,931)	(307,522)	(258,010)
Loss from operations	(57,835)	(72,953)	(51,106)
Other income/(expenses):
Interest income/(expense), net	1,387	(4,096)	(964)
Investment income/(loss), net	2,768	(8,182)	(20,786)
Gain on deconsolidation and disposal of businesses	—	119,238	—
Foreign currency exchange income/(loss), net	(12)	(1,294)	813
Others income/(loss), net	348	(839)	(12,312)
Income/(loss)before tax	(53,344)	31,874	(84,355)
Income tax benefits/(expenses)	—	(275)	2,345
Net income/(loss)	(53,344)	31,599	(82,010)
Add: Net loss attributable to noncontrolling interests	978	3,292	359
Less: Deemed dividend to mezzanine classified noncontrolling interests	—	(540)	(534)
Net income/(loss) attributable to 58.com Inc.	(52,366)	34,351	(82,185)
Net income/(loss) per ordinary share attributable to ordinary shareholders - basic	(0.29)	0.12	(0.29)
Net income/(loss) per ordinary share attributable to ordinary shareholders - diluted	(0.29)	0.12	(0.29)
Net income/(loss) per ADS – basic (1 ADS represents 2 Class A ordinary shares)	(0.59)	0.25	(0.58)
Net income/(loss) per ADS – diluted (1 ADS represents 2 Class A ordinary shares)	(0.59)	0.24	(0.58)
Weighted average number of ordinary shares used in computing basic earnings/(losses) per share	178,106,936	279,096,719	282,676,226
Weighted average number of ordinary shares used in computing diluted earnings/(losses) per share	178,106,936	285,382,080	282,676,226

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	23	35	45
Sales and marketing expenses	793	2,659	1,984
Research and development expenses	1,016	3,929	3,581
General and administrative expenses	2,385	4,747	3,931

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(U.S. dollars in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2015	December 31, 2015	March 31, 2016

GAAP income/(loss) from operations	(57,835)	(72,953)	(51,106)
Share-based compensation expenses	4,217	11,370	9,541
Amortization of intangible assets resulting from business acquisitions	500	9,385	8,795
Compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home	—	12,147	—
Non-GAAP income/(loss) from operations	(53,118)	(40,051)	(32,770)

GAAP net income/(loss) attributable to 58.com Inc.	(52,366)	34,351	(82,185)
Share-based compensation expenses	4,217	11,370	9,541
Share-based compensation attributable to noncontrolling interests	(167)	(7)	(1)
Amortization of intangible assets resulting from business acquisitions	500	9,385	8,795
Compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home	—	12,147	—
Pick-up of net loss attributable to share-based compensation expense of 58 Home	—	21	60
Gain on deconsolidation and disposal of businesses, net of income tax expense	—	(115,738)	—
Loss on conversion of Guazi Convertible Note	—	—	12,938
Non-GAAP net income/(loss) attributable to 58.com Inc.	(47,816)	(48,471)	(50,852)

GAAP operating margin	(66.4)%	(28.6)%	(22.1)%
Share-based compensation expenses	4.8%	4.5%	4.1%
Amortization of intangible assets resulting from business acquisitions	0.6%	3.7%	3.8%
Compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home	—	4.8%	—
Non-GAAP operating margin	(61.0)%	(15.6)%	(14.2)%

GAAP net margin	(60.1)%	13.5%	(35.5)%
Share-based compensation expenses	4.8%	4.5%	4.1%
Share-based compensation attributable to noncontrolling interests	(0.2)%	0.0%	0.0%
Amortization of intangible assets resulting from business acquisitions	0.6%	3.7%	3.8%
Compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home	—	4.8%	—
Pick-up of net loss attributable to share-based compensation expense of 58 Home	—	0.0%	0.0%
Gain on deconsolidation and disposal of businesses, net of income tax expense	—	(45.3)%	—
Loss on conversion of Guazi Convertible Note	—	—	5.6%
Non-GAAP net margin	(54.9)%	(18.8)%	(22.0)%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	178,106,936	279,096,719	282,676,226
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	178,106,936	279,096,719	282,676,226
Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	89,053,468	139,548,359	141,338,113
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	89,053,468	139,548,359	141,338,113

Non-GAAP net income/(loss) per ordinary share - basic	(0.27)	(0.17)	(0.18)
Non-GAAP net income/(loss) per ordinary share - diluted	(0.27)	(0.17)	(0.18)
Non-GAAP net income/(loss) per ADS - basic	(0.54)	(0.35)	(0.36)
Non-GAAP net income/(loss) per ADS - diluted	(0.54)	(0.35)	(0.36)